

June 10, 2022

Marvin Slosman
President and Chief Executive Officer
InspireMD, Inc.
4 Menorat Hamaor St.
Tel Aviv, Israel 674483

> **Re: InspireMD, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 3, 2022**
> **File No. 333-265409**

Dear Mr. Slosman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Christopher Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gary Emmanuel